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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

JCM Partners, LLC
(Name of Issuer)
Class 1 Units
(Title of Class of Securities)
(CUSIP Number)
Gayle M. Ing
2151 Salvio Street
Suite 325
Concord, CA 94520
(925) 676-1966
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 1, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Page	2	of

1	NAMES OF REPORTING PERSONS: Computer Management Corp. Money Purchase Pension & Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
94-6685472

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		710,035*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		710,035*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

710,035*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

EP

*	The 710,035 Class 1 Units have been put to the Company pursuant to the Put Rights provided by the Certificate of Designations for the Class 1 Units, and the Company is required to redeem the Class 1 Units by June 30, 2007. Until redeemed by the Company, the put Class 1 Units retain their voting rights.

2

CUSIP No.	Page	3	of

1	NAMES OF REPORTING PERSONS: Michael W. Vanni

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		710,035*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		710,035*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

710,035*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Consists of 710,035 Class 1 Units that Ms. Ing and Mr. Vanni hold as community property through and/or control through Mr. Vanni’s status as trustee of Computer Management Corp. Money Purchase Pension & Trust. Ms. Ing and Mr. Vanni are husband and wife. The 710,035 Class 1 Units have been put to the Company pursuant to the Put Rights provided by the Certificate of Designations for the Class 1 Units, and the Company is required to redeem the Class 1 Units by June 30, 2007. Until redeemed by the Company, the put Class 1 Units retain their voting rights.

3

CUSIP No.	Page	4	of

1	NAMES OF REPORTING PERSONS: Gayle M. Ing

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		710,035*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

710,035*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

710,035*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Consists of 710,035 Class 1 Units that Ms. Ing and Mr. Vanni hold as community property through and/or control through Mr. Vanni’s status as trustee of Computer Management Corp. Money Purchase Pension & Trust. Ms. Ing and Mr. Vanni are husband and wife. The 710,035 Class 1 Units have been put to the Company pursuant to the Put Rights provided by the Certificate of Designations for the Class 1 Units, and the Company is required to redeem the Class 1 Units by June 30, 2007. Until redeemed by the Company, the put Class 1 Units retain their voting rights.

4

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to Class 1 Units (the “Class 1 Units”), of JCM Partners, LLC, a Delaware limited liability company (“JCM” or the “Company”). The principal executive offices of JCM are located at 2151 Salvio Street, Suite 325, Concord, CA 94520.
     The Company also has issued and outstanding Class 2 Units, Class 3 Units, and Series B Preferred Units (the “Other Classes”). The holdings reported on this Statement do not include holdings of the Other Classes.
Item 2. Identity and Background
          (a), (b), (c) and (f). This statement is being filed jointly by the following persons (collectively the “Reporting Persons”):
               (i) Computer Management Corp. Money Purchase Pension & Trust (the “Trust”)
               (ii) Michael W. Vanni (“Mr. Vanni”); and
               (iii) Gayle M. Ing (“Ms. Ing”).
     The Trust is an employee benefit plan organized under the laws of California. The address of the principal executive offices of the Trust is 614 Castro Street, San Francisco, California 94114. The Trust is an employee benefit plan operated for the employees of Computer Management Corporation (“CMC”), a California data processing company owned and operated by Mr. Vanni. Mr. Vanni is the sole trustee of the Trust.
     The business address of Mr. Vanni and Ms. Ing is c/o JCM Partners, LLC, 2151 Salvio Street, Suite 325, Concord, CA 94520. Mr. Vanni is Chairman of the Board of JCM and President of CMC, with its principal executive offices located at 614 Castro Street, San Francisco, California 94114.
     Ms. Ing is a Manager and Chief Executive Officer, President, Secretary and Tax Matters Partner of JCM. Both Mr. Vanni and Ms. Ing are United States citizens.
          (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
     As indicated above, the Trust directly owns 710,035 Class 1 Units. Mr. Vanni and Ms. Ing hold the Class 1 Units as community property through Mr. Vanni’s control of the Trust as its sole trustee. In 2000, the Trust was issued 380,035 Class 1 Units in exchange for its prior holdings of the IRM entities, of which JCM emerged as the reorganized entity after the IRM bankruptcy proceedings. In 2003, the Trust acquired 330,000 Class 1 Units in a member-to-member transaction. The Trust’s holdings in the IRM entities as well as the additional Class 1 Units it has purchased were purchased with funds contributed to the Trust by Computer Management Corporation for that purpose.
Item 4. Purpose of Transaction
     Each of the Reporting Persons acquired their interest in the IRM entities and the Class 1 Units solely for investment purposes. There was no transaction that triggered the filing of this Statement. However, due to the Company’s repurchase of Class 1 Units and conversions of Class 1 Units by members of the Company to Class 2 and Class 3 Units, as of August 1, 2005, the 710,035 Class 1 Units controlled by the Reporting Persons constituted over 5% of the Class 1 Units.
     Although Mr. Vanni and Ms. Ing have not formulated any plans or proposals that relate or would otherwise result in the matters required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D, Mr. Vanni is the Chairman of the Board of the issuer and Ms. Ing is a Manager and the Chief Executive Officer of the issuer. Accordingly, Mr. Vanni and Ms. Ing are in a position to have significant influence in such matters, should Mr. Vanni and Ms. Ing later choose to formulate such a plan or proposal. Mr. Vanni and Ms. Ing reserve the right to formulate such plans or proposals as they deem appropriate for the Company in their capacities as Chairman of the Board and Chief Executive Officer.
     Except as described herein, none of the Reporting Persons has formulated any plans or proposals that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) As described above, Mr. Vanni controls the Trust, and Mr. Vanni and Ms. Ing are husband and wife. Accordingly, each of the Reporting Persons may be deemed to beneficially own the 710,035 Class 1 Units that are held by the Trust, or 5.3% of the Class 1 Units. This calculation is based on 13,483,338 Class 1 Units outstanding as of May 15, 2006.
     (b) (i) The Trust may be deemed to have sole power to vote and dispose of the 710,035 Class 1 Units pursuant to its ownership of the Class 1 Units.
          (ii) Mr. Vanni may be deemed to have sole power to direct the voting and disposition of the 710,035 Class 1 Units based upon his position as sole trustee of the Trust.

          (iii) By virtue of Mr. Vanni’s and Ms. Ing’s relationship of husband and wife and the relationships between and among the Reporting Persons otherwise described in Item 2 of this Statement, Ms. Ing may be deemed to have shared power to direct the voting and disposition of the 710,035 Class 1 Units held by the Trust.
     (c) None of the Reporting Persons has effected any transaction in the Class 1 Units during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Company and each of its Members, including the Reporting Persons, are parties to the Company’s Second Amended and Restated Operating Agreement (dated as of June 21, 2005) (the “Operating Agreement”) (which includes the Certificate of Designations for the Class 1 Units (the “Class 1 COD”)), which governs the terms of the Company’s Units and Preferred Units, including, but not limited to, with respect to restrictions on transfer, allocation of profit and loss, and distributions. The Reporting Persons have the same rights as all other holders of Class 1 Units, as set forth in the Operating Agreement and the Class 1 COD.
     Pursuant to the Certificate of Designations for the Class 1 Units (the “Class 1 COD”), the Class 1 Units had a Put Right that expired in 2005. The Company is required to redeem all put Class 1 Units by June 30, 2007, but it may redeem put Class 1 Units at any time prior to that time in accordance with guidelines established by the Board of Managers. As the Company’s Chief Executive Officer, Ms. Ing is responsible for implementing the redemption of Class 1 Units in accordance with the guidelines established by the Board of Managers.
     Except as otherwise described in this Statement, to the best knowledge of each Reporting Person, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Letter of Transmittal to Put Class 1 Units of JCM Partners, LLC at $2.78 Per Class 1 Unit Pursuant to Exercise Notice dated July 20, 2005, dated September 28, 2005, executed by the Trust.

Exhibit 2	Second Amended and Restated Operating Agreement of JCM Partners, LLC, (as of June 21, 2005), incorporated by reference to Exhibit number 3.8 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2005.

Exhibit 3	Amended and Restated Certificate of Designations of Class 1 Units, dated June 22, 2004, Incorporated by reference to Exhibit number 3.15 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2004.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

COMPUTER MANAGEMENT CORP. MONEY PURCHASE PENSION & TRUST

Date: June 30, 2006
/s/ Michael W. Vanni
Name: Michael W. Vanni
Title: Sole Trustee

MICHAEL W. VANNI

Date: June 30, 2006	/s/ Michael W. Vanni
Name: Michael W. Vanni

GAYLE M. ING

Date: June 30, 2006	/s/ Gayle M. Ing
Name: Gayle M. Ing
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)